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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  Schedule 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)



                               Allin Corporation
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                                (Name of Issuer)


                    Common Stock, par value $0.01 per share
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                        (Title of Class of Securities)



                                  019924 10 9
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                                (CUSIP Number)

                                      Copy to:

Henry Posner, Jr.                     Bryan D. Rosenberger
500 Greentree Commons                 Eckert Seamans Cherin & Mellott, LLC
381 Mansfield Avenue                  44th Floor, 600 Grant Street
Pittsburgh, PA  15220                 Pittsburgh, PA  15219
(412) 928-8800                        (412) 566-6000
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                               December 30, 1999
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                      (Date of Event which Requires Filing
                               of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]
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                                  SCHEDULE 13D


CUSIP No. 019924 10 9


1.  Name of Reporting Person:  Henry Posner, Jr.
    I.R.S. Identification No.:  ###-##-####

2.  Check the Appropriate Box if a Member of a Group  (a)  [ ]
                                                      (b)  [ ]

3.  SEC Use Only

4.  Source of Funds:       PF

5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant To Items 2(d) or 2(e)                [ ]


6.  Citizenship or Place of Organization:  United States

Number of               7.  Sole Voting Power:             1,903,509
 Shares
Beneficially            8.  Shared Voting Power:             102,000
 Owned by
   Each                 9.  Sole Dispositive Power:        1,903,509
Reporting
 Person                10.  Shared Dispositive Power:        102,000
  With

11. Aggregate Amount Beneficially Owned by Each            2,005,509
    Reporting Person:

12. Check Box if the Aggregate Amount in Row (11)
    Excludes Certain Shares                                [ ]

13. Percent of Class Represented by Amount in Row (11):    29.7%

14.  Type of Reporting Person:  IN

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          This statement amends Items 3, 4, 5 and 6 of the Schedule 13D of Henry
Posner, Jr. (the "Reporting Person") dated November 6, 1996, as amended by Amendment No. 1 thereto dated December 20, 1996, Amendment No. 2 thereto dated December 6, 1997 and Amendment No. 3 thereto dated December 31, 1998 (as so amended, the "Schedule 13D"). All capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

          On December 30, 1999, the Reporting Person purchased in private transactions with his personal funds 92,603 shares of Common Stock for $4.75 per share, a warrant to purchase 23,529 shares of Common Stock for $11,764.50,
588.2353 shares of the Company's Series C Redeemable Preferred Stock (the "Series C Preferred Stock") plus accrued dividends thereon for $130.78 per share and 100 shares of the Company's Series D Convertible Redeemable Preferred Stock (the "Series D Preferred Stock") plus accrued dividends thereon for approximately $1,324.87 per share.

Item 4.  Purpose of Transaction.

          The Reporting Person has no present plans or proposals to change the Company's business, corporate structure, capitalization, management or dividend policy.

          The Reporting Person has no present plans or proposals which relate to or would result in any of the following (although the Reporting Person reserves the right to develop such plans or proposals or any other plans relating to the Company and to take action with respect thereto): (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company;
(vi) any other material change in the Company's business or corporate structure;
(vii) changes in the Company's certificate of incorporation, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

          The Reporting Person, without the consent of the Company, may purchase additional shares of Common Stock in the open market or in private transactions at any time. The Reporting Person also has the right to convert the shares of Series D Preferred Stock he holds into shares of Common Stock and to exercise the warrants he holds (the "Warrants") for Common Stock.

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Item 5.  Interest in Securities of Issuer.

          The number of shares of Common Stock issued and outstanding and the percentage calculations resulting therefrom in this Item 5 are based on the number of shares of Common Stock outstanding as reported in the Company's quarterly report on Form 10-Q for the quarter ended September 30, 1999.

          The shares of Series D Preferred Stock held by the Reporting Person are convertible into 415,225 shares of Common Stock, and the Warrants are exercisable for 352,941 shares of Common Stock.

          The Reporting Person beneficially owns and has sole voting and dispositive power with respect to 1,135,343 shares of Common Stock and beneficially owns and has shared voting and dispositive power with respect to 102,000 shares of Common Stock, collectively representing approximately 20.7% of the Common Stock outstanding. The Reporting Person may also be deemed to own the 415,225 shares of Common Stock into which the 1,500 shares of Series D Preferred Stock owned by the Reporting Person may be converted and the 352,941 shares of Common Stock for which the Warrants may be exercised. Therefore, the Reporting Person may be deemed to beneficially own an aggregate of 2,005,509 shares of Common Stock representing approximately 29.7% of the Common Stock outstanding, assuming that the 415,225 shares of Common Stock issuable upon conversion of Series D Preferred Stock and the 352,941 issuable upon exercise of the Warrants are currently issued and outstanding.

       Of the 102,000 shares of Common Stock with respect to which the Reporting Person shares voting and dispositive powers, 100,000 shares are owned by Posner Foundation of Pittsburgh (the "Foundation") and 1,000 shares are owned by each of James Thomas Posner-Trust 90 and Robert B. Posner-Trust 89 (the "Trusts"). The Reporting Person is a trustee of the Foundation and each of the Trusts, and as such, also shares the power to direct the receipt of dividends from, and the proceeds of any sale of, shares owned by the Foundation and the Trusts with, respectively, the other trustees of the Foundation and the other trustees of the Trusts.

          The shares being reported as beneficially owned by the Reporting Person do not include 1,000 shares of Common Stock owned by the Reporting Person's spouse and 2,000 shares of Common Stock held by trusts of which such spouse is a trustee.

          The Reporting Person also owns 7,646.9713 shares of the Company's Series C Preferred Stock, which are not convertible into shares of Common Stock.

          Except as set forth in Item 3, no transactions in Common Stock were effected during the past 60 days by the Reporting Person.

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Item. 6  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          As discussed in Items 3 and 5, the Reporting person holds Warrants to purchase 352,941 shares of Common Stock at an exercise price of $4.25 per share. Payment of the exercise price may be made in cash or by delivery to the Company of shares of Series C Preferred Stock having an aggregate liquidation value plus accrued and unpaid dividends, if any, equal to the exercise price for the number of shares to be purchased upon exercise. Other than the number of shares that may be acquired upon exercise, the Warrant purchased by the Reporting Person on December 30, 1999 has the same terms as the Warrant purchased by the Reporting Person on August 13, 1998, which was filed as an exhibit to the Schedule 13D. The Warrants will expire on August 13, 2003.

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Signatures.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



January 14, 2000                    By:      /s/ Henry Posner, Jr.
-------------------                          ---------------------
         Date                                Henry Posner, Jr.

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